Exhibit 7.1

Tenaris – Total Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2003	December 31, 2002	December 31, 2001

Total Liabilities	2,348,284	2,201,061	2,043,572
Total Assets	4,309,548	4,081,898	3,837,954

Ratio	0.54	0.54	0.53